The Franklin

Regulation Crowdfunding



Goal: $725,000 to $1,235,000

Membership Units
8% Preferred Return
60/40 Profit Split

Invest

(https://marketplace.vicinitycapital.com/trade/estimatecalculation/MTQ1OTY3MjA=)

Start date: November 18, 2022

End date: January 31, 2023

The Deal Shop Talk Local Buzz Q & A

Why fund our local story

Highlights

- Historic Building with the National Register
- Planned tax credits as a portion of the investor returns
- 8% preferred return and 60/40 profit split

Overview

Project Summary

The Franklin 107 East Park, LLC is pleased to offer The Franklin, a historic rehabilitation office project for investment.

Built in 1917, the site is currently an existing home converted into private offices. Plans for the building include a full historic rehabilitation, renovation, and the addition of a redesigned parking lot.

Preserving and highlighting the building's original character and grit, FRED is creating a one-of-a-kind environment for the next generation to enjoy this historic site.



the next generation to enjoy this historic site.

Inspired by Tradition

Listed on the National Register of Historic Places, the project will undergo a full-scale restoration, renovation, and addition per the National Park Service's standards. FRED is expecting to secure Federal and State historic tax credits for the project. An addition will be constructed to accommodate a break room, additional offices, and ADA-accessible restrooms on the first floor. The building's original windows will be carefully restored and reinstalled during the renovation.



Energized by Access

The project sits atop Greenville's growing downtown, within walking distance to restaurants and lodging as well as attractions like the Children's Museum and Greenville Museum of Art. The building overlooks the beautiful McPherson Park which was recently renovated, including a walking path, miniature golf greens, and tennis courts.



DINING

- Jersey Mike's
- Roost
- Maple Street Biscuit
- Ink N Ivy
- Sassafras Southern Bistro
- Tupelo Honey
- Cantina 76
- Trappe Door
- Sully's Steamers
- Yee Haw Brewing
- Fireforge Crafted Beer
- Sticky Fingers
- Carolina Ale House
- Grill Marks
- Willy Taco
- Universal Joint
- Tetrad Brewing Co
- Moe's Original BBQ
- McDonald's
- Arby's

RETAIL

- Harris Teeter
- Shell
- Quik Trip
- Mast General Store
- CVS
- Publix
- Staples

LODGING

- Home2Suites by Hilton
- Hyatt Regency
- Springhill Suites
- AC Hotel by Marriott
- Hyatt Place
- Pettigru Place B&B

ATTRACTIONS

- McPherson Park
- Children's Museum
- Greenville Museum of Art
- Bon Secours Wellness Arena
- Peace Center Concert Hall
- Cleveland Park
- Greenville Zoo
- Greenville Amtrak Station
- Unity Park

Enlivened by Vibrancy

Offices will be rented individually, with all expenses and amenities included in the rent. Tenants will have access to updated bathrooms and a generously sized break room. Each office will be private, spacious, and comfortable, finished with historic features and stately glass doors.

Elevated by Engineering

The offices will be acoustically insulated, a feature almost unheard of in the Greenville area. This creates a welcome haven for businesses such as therapists and attorneys where privacy is critical. While co-working spaces abound, sound-conscious offices like The Franklin have become a rarity.

Plans and Parks

Plans and Perks

Construction plans
FRED's plan is to close on the project in Q4 2022. We will continue leasing to existing tenants for a few months until historic tax credits are secured and tenants are relocated. Once credits and relocations are complete, then we will proceed with the rehabilitation of the property. The goal is to complete construction within 7 months of "breaking ground" and plans to have the building fully leased upon project completion.

Target Tenants
Marketing is focused on professionals with established businesses that need private, high-end office space and require a downtown location.



	1 Mile	3 Miles	5 Miles
2021 Population	11,639	83,261	169,701
Med. HH Income	$68,375	$50,213	$49,674
Median Age	38.9	36.9	38.1



Gross Rents will start at $1,200 monthly and up to $2,000 monthly for larger offices. As part of the financing of this project, FRED will be occupying at least 50% of the building. This provides investment partners with a built-in tenant for half of the building rent income.

In addition to 50% pre-leased to FRED, we are already in discussion with multiple tenants for the offices and are confident in pre-leasing the remaining space well before the project's completion.

Tax Credits

The Franklin plans to apply a mix of state and federal historic tax credits for local investors. Investors may be able to use these tax credits dollar-for-dollar against their income tax liability.

All historic tax credits received will be treated as a return of capital, increasing the target return for the project. For further clarity, investors may reference the pro forma below which incorporates the tax credits as being used.

None of these descriptions should be construed as investment, tax, or accounting advice. Please consult your CPA for advice and details on your specific tax liability in relation to this investment

Floorplans & Elevations

Floorplans
The upstairs and downstairs floorplans allow for a variety of office sizes and layouts.



Elevations





Site Plan



Investment Summary

Terms

- **Equity** offering (Membership Units)

- Amount: up to **$1,235,000**

- **8%** Preferred Return, compounded annually

- **60%/40%** Split between Investor/Sponsor on profits

- **75%/25%** Split between Investor/Sponsor at Capital Events

- Loan Assumptions:

  ➤ **60%** Loan-to-Cost
  ➤ **5.5-7%** Interest Rate
  ➤ **3-5 year** terms at **20-year** amortization

Our People



Kurt Wallenborn, MRED, Developer

Kurt Wallenborn, MRED (Clemson University) has over a decade of experience in commercial real estate development. He's successfully managed ..

Read More

Financial Highlights

Analysis

Financing		
Loan To Cost		60%
Property Cost	$	2,482,189
Loan Amount	$	1,489,313
Preferred Return		8%

107 East Park Ave, Greenville, SC 29601

Total Current Building SF	2,677
Addition SF	840
Total Building SF	3,517

| | | $ | 398.07 |

Assumptions

Vacancy		5.00%
Expense Growth		2.00%
Brokerage Fees		3.00%
Operating Expenses Total	$	38,200
Operating Expenses PSF	$	10.86
Reserves/SF/Yr		$0.20
Sale Year		10

Capital Stack

Investor Equity	$	893,588
Sponsor Equity	$	99,288
Debt	$	1,489,313
Equity Required	$	992,875
Investor Equity	$	893,588
Sponsor Equity	$	99,288
Historic Tax Credits	$	561,492
Investor %		90%
Investor Equity	$	893,588
Sponsor %		10%
Sponsor Equity	$	99,288

Reversion

Cap Rate		5.50%
Sales Price	$	3,745,215
Selling Expenses		7.00%
Net Sale Price	$	3,483,050
Mortgage Balance	$	943,992
Net Sales Proceeds	$	2,539,057

Pro Forma

107 East Park Ave, Greenville, SC 29601

Pro Forma

	1	2	3	4	5	6	7	8	9	10
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Potential Gross Income										
Office Income	$ 212,100	$ 217,403	$ 222,838	$ 228,409	$ 234,119	$ 239,972	$ 245,971	$ 252,120	$ 258,423	$ 264,884
Total Gross Income	$ 212,100	$ 217,403	$ 222,838	$ 228,409	$ 234,119	$ 239,972	$ 245,971	$ 252,120	$ 258,423	$ 264,884
Less Vacancy	$ (10,605)	$ (10,870)	$ (11,142)	$ (11,420)	$ (11,706)	$ (11,999)	$ (12,299)	$ (12,606)	$ (12,921)	$ (13,244)
Effective Gross Income	$ 201,495	$ 206,532	$ 211,696	$ 216,988	$ 222,413	$ 227,973	$ 233,672	$ 239,514	$ 245,502	$ 251,640
Less Operating Expenses	$ (38,200)	$ (38,964)	$ (39,744)	$ (40,538)	$ (41,349)	$ (42,176)	$ (43,020)	$ (43,880)	$ (44,758)	$ (45,653)
Total Operating Expenses	$ 38,200	$ 38,964	$ 39,744	$ 40,538	$ 41,349	$ 42,176	$ 43,020	$ 43,880	$ 44,758	$ 45,653
NOI	$ 163,295	$ 167,568	$ 171,952	$ 176,450	$ 181,064	$ 185,797	$ 190,653	$ 195,634	$ 200,744	$ 205,987

Less Capital Expenditures																			
Leasing Commissions	$	-	$	-	$	-	$	-	$	-	$	-	$	-	$	-	$	-	$	-
Capital Reserves	$	(535)	$	(535)	$	(535)	$	(535)	$	(535)	$	(535)	$	(535)	$	(535)	$	(535)	$	(535)
Capital Expenditures	$	-	$	-	$	-	$	-	$	(7,500)	$	-	$	(5,000)	$	-	$	(4,500)	$	(3,500)
Vicinity Project Support	$	(3,600)	$	(3,600)	$	(3,600)	$	(3,600)	$	(3,600)	$	(3,600)	$	(3,600)	$	(3,600)	$	(3,600)	$	(3,600)
Total Capital Expenditures	$	4,135	$	4,135	$	4,135	$	4,135	$	11,635	$	4,135	$	9,135	$	4,135	$	8,635	$	7,635
Cash Available for Debt Service	$	159,159	$	163,433	$	167,817	$	172,314	$	169,428	$	181,662	$	181,517	$	191,499	$	192,109	$	198,351
Less Debt Service	$	(122,938)	$	(122,938)	$	(122,938)	$	(122,938)	$	(122,938)	$	(122,938)	$	(122,938)	$	(122,938)	$	(122,938)	$	(122,938)
Interest	$	(80,862)	$	(78,489)	$	(75,981)	$	(73,333)	$	(70,535)	$	(67,579)	$	(64,456)	$	(61,157)	$	(57,672)	$	(53,991)
Principal	$	(42,075)	$	(44,449)	$	(46,956)	$	(49,605)	$	(52,403)	$	(55,359)	$	(58,482)	$	(61,780)	$	(65,265)	$	(68,947)
Cash Available for Distribution	$	36,222	$	40,495	$	44,879	$	49,377	$	46,491	$	58,724	$	58,580	$	68,561	$	69,171	$	75,414

Yield	6.58%																			
Project IRR (Unlevered)	9.82%																			
		$	(2,482,189)	$	163,295	$	167,568	$	171,952	$	176,450	$	181,064	$	185,797	$	190,653	$	195,634	$	200,744	$	3,689,036
Levered IRR	25.41%																			
		$	(431,384)	$	36,222	$	40,495	$	44,879	$	49,377	$	46,491	$	58,724	$	58,580	$	68,561	$	69,171	$	2,614,471
Return on Equity	8.40%																			
NPV	$ 863,843																			
DSCR	1.33																			

Docs

Subscription Agreement for The Franklin   Download

(https://api.norcapsecurities.com/tapiv3/uploads/aed15969-706c-4410-a301-4bb53a8c2381_14596720_11681510764.pdf)

Rent Roll   Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/VGhlIEZyYW5rbGluIDEwNyBFIFBhcmssIExMQw==/kxtl151022043541.pdf)

Analysis Details   Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/VGhlIEZyYW5rbGluIDEwNyBFIFBhcmssIExMQw==/kxtl151022044047.pdf)

Waterfall

Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/VGhlIEZyYW5rbGluIDEwNyBFIFBhcmssIExMQw==/kxtl151022044207.pdf)

Distributions

Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/VGhlIEZyYW5rbGluIDEwNyBFIFBhcmssIExMQw==/kxtl151022044616.pdf)

Risks

Real Estate Operations Generally.
Investments in real estate generally are subject to various risks including: adverse changes in economic conditions; adverse local market conditions (such as an oversupply of space or a reduction in demand for space); zoning laws and other governmental rules; environmental claims; lack of marketability; and other factors beyond the control of the Manager.

Property-Related Regulatory Risks.
An investment in a Property is subject to various federal, state, and local laws and regulations, including building codes, regulations pertaining to fire safety, and handicapped access and other regulations which may be enacted from time to time. The Company's performance may be adversely affected by significant costs required to comply with any future changes in such regulations.

Competition from Other Properties.
The Property will compete with comparable commercial office properties. Competition in the identified target markets areas is significant and likely to increase during the anticipated investment term, and may affect the Property's vacancy levels, rental rates and operating expenses. Moreover, if development of properties similar to the Property by other operators were to increase, competition with the Property could intensify. Competition in the local market could decrease the Company's ability to rent office space or increase rents, cause an increase in operating expenses, make refinancing the bank loan more difficult or impossible, make a sale of the Property more difficult or less profitable, or otherwise make it difficult or impossible to operate the Property profitably.

Risks of Distributions in Availability of Commercial Office Space at the Property.
The Company's business will be dependent on the availability of commercial office space at the Property. Any disruptions in the availability of office space at the Property, including, without limitation, as a result of adverse weather conditions, floods, earthquakes, other natural disasters, strikes, wars, terrorism, human error or malfeasance or other reasons, could have a material adverse effect on Property business, results of operations or financial condition.

Leverage.
The Property will be leveraged and subject to substantial mortgage indebtedness. As a result of such leveraged position, an increase in the value of the investments could result in substantial benefits to the Company, upon resale of the investments. Conversely, a decrease in the value of the Property could result in the Company being unable to sell the Property for a price sufficient to return to the Members their investment in the Company.

Access to Necessary Debt Funding.
Debt financing will be needed in addition to equity in this project. There is risk to not being able to obtain the necessary bank capital or receiving terms that are not favorable for the project. Risks include but are not limited to the interest rate, loan-to-cost requirements, guarantee requirements of Kurt Wallenborn and potentially other guarantors, the amortization schedule, and the term.

This is not an exhaustive list of risks. Please read the Form C for additional important risks and disclosures.

Disclosures

THE FRANKLIN 107 EAST PARK, LLC Form C filing can be found here.

Vicinity will be compensated upon a successful raise at 4% of the total amount raised, plus securities in the same form offered to the public equal to 2% of the total number of securities sold in the offering.

There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from the Company to investors that will be withheld from the payments to investors.



Resources

Subscribe (https://vicinitycapital.com/#form)
Educational Materials (https://vicinitycapital.com/educational-materials/)
Vicinity Views (https://vicinitycapital.com/vicinityviews/)

About Us

Contact (https://vicinitycapital.com/about/#contactform)
About (https://vicinitycapital.com/about/)
FAQs (https://vicinitycapital.com/faq/)

Social Media

LinkedIn (https://www.linkedin.com/checkpoint/challengesV2/AQF99aCofJrqrQAAAXOVh-UX38y0514IdU4xPu_Sc42WYUMFqGWopqil1D6V3rlDdIENihrQcaOUy65qDyo1U2O6_X_alq0zaQ)
Facebook (https://www.facebook.com/vicinitycap/)
Twitter (https://twitter.com/VicinityCapital/)
Instagram (https://www.instagram.com/vicinitycapital/?hl=en)

This website, VicinityCapital.com ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their

money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who understand the risks and investment criteria (https://vicinitycapital.com/faq-investors) may invest.